UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number 000-28996

ELBIT IMAGING LTD.
  (Translation of Registrant’s Name into English)

5 KINNERET STREET, BNEI-BRAK 64239, ISRAEL
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	Press Release: Elbit Imaging Ltd. Calls Extraordinary General Meeting of the Shareholders, dated December 4, 2014.
Exhibit 99.2	Notice of Extraordinary General Meeting of the Shareholders and Proxy Statement, dated December 4, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2014	ELBIT IMAGING LTD. (Registrant) By: /s/ Ron Hadassi —————————————— Ron Hadassi Chairman of the Board of Directors

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

Exhibit 99.1	Press Release: Elbit Imaging Ltd. Calls Extraordinary General Meeting of the Shareholders, dated December 4, 2014.
Exhibit 99.2	Notice of Extraordinary General Meeting of the Shareholders and Proxy Statement, dated December 4, 2014.